UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-38813

Highest Performances Holdings Inc.

12F, Block B, Longhu Xicheng Tianjie
No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu
Sichuan Province, People’s Republic of China
Tel: +86-020-28381666

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Change in Registrant’s Certifying Accountant

Previous Independent Registered Public Accounting Firm

On January 23, 2025, Highest Performances Holdings Inc. (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as its independent registered public accounting firm. The change of its independent registered public accounting firm has been approved by the board of director and the audit committee of the board. The Company has appointed Enrome LLP (“Enrome” or the “Successor Auditor”) as its independent registered public accounting firm. The decision to replace Deloitte was not made due to any disagreements between the Company and Deloitte.

The audit report of Deloitte on the consolidated financial statements of the Company for the fiscal year ended June 30, 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the Company’s most recent fiscal year ended June 30, 2024 and the subsequent interim period through January 23, 2025, there have been no (i) disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company has provided Deloitte with a copy of this Form 6-K which includes the disclosures hereunder and required under Item 16F of Form 20-F and requested from Deloitte a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated January 23, 2025 is attached as Exhibit 16.1 to this Form 6-K.

New Independent Registered Public Accounting Firm

During the Company’s two most recent fiscal years ended June 30, 2024 and in the subsequent interim period through January 23, 2025, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that the Successor Auditor concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit, or financial reporting issue or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending June 30, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations and to its Form F-3 (File No.: 333-261063) and Form S-8 (File No.: 333-277814).

EXHIBIT INDEX

Exhibit Number	Description
16.1	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP, dated January 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Highest Performances Holdings Inc.
Date: January 23, 2025
	By:	/s/ Hu Yinan
		Name:	Hu Yinan
		Title:	Vice-Chairman of the Board, Chief Executive Officer

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